EXHIBIT 99.1








CONSOLIDATED FINANCIAL STATEMENTS

TransWestern Holdings LP
Years ended December 31, 2004, 2003 and 2002 with Report of Independent Auditors

                            TransWestern Holdings LP

                        Consolidated Financial Statements

                  Years ended December 31, 2004, 2003 and 2002




                                    CONTENTS

Report of Independent Auditors.........................................1

Consolidated Financial Statements

Consolidated Balance Sheets............................................2
Consolidated Statements of Income......................................3
Consolidated Statements of Changes in Partners' Deficit................4
Consolidated Statements of Cash Flows..................................5
Notes to Consolidated Financial Statements.............................6

                         Report of Independent Auditors

To the Partners
TransWestern Holdings LP

We have audited the accompanying consolidated balance sheets of TransWestern Holdings LP as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, changes in partners' deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransWestern Holdings LP at December 31, 2004, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

San Diego, California
March 2, 2005

                            TransWestern Holdings LP

                           Consolidated Balance Sheets
                                 (in thousands)

                                                                                    DECEMBER 31,
                                                                       2004            2003             2002
                                                                 ---------------------------------------------------
ASSETS
   Current assets:
     Cash and cash equivalents                                     $       1,878   $       2,015    $      17,408
     Trade receivables, (less allowance for doubtful accounts of
       $13,295 and $6,878 and $13,194 at December 31, 2004 and
       2003, respectively)                                                57,401          55,494           72,371
     Deferred directory costs                                             58,156          58,509           48,632
     Other current assets                                                  3,009           2,553            2,838
     Deferred tax asset                                                    2,490               -              330
                                                                 ---------------------------------------------------
        Total current assets                                             122,934         118,571          141,579
   Property, equipment and leasehold improvements, net                     4,538           4,964            5,444
   Goodwill, net                                                         133,532         151,516          149,174
   Acquired intangibles, net                                              24,057          48,111           85,948
   Debt issuance costs, net                                               11,129           8,661           11,317
   Deferred tax asset                                                     23,287           8,753            8,295
                                                                 ---------------------------------------------------
        Total assets                                               $     319,477   $     340,576    $     401,757
                                                                 ===================================================
LIABILITIES AND PARTNERS' DEFICIT
   Current liabilities:
     Accounts payable                                              $      18,245   $      18,099    $      17,134
     Salaries and benefits payable                                        15,281          10,985           10,034
     Accrued interest                                                      2,059           3,094            4,089
     Deferred tax liability                                                    -             130                -
     Other accrued liabilities                                             2,762           2,667            4,283
     Customer deposits                                                    70,623          68,407           55,506
     Deferred revenue                                                      4,575           2,486              461
     Current portion, long-term debt                                       2,250           7,169            6,343
                                                                 ---------------------------------------------------
        Total current liabilities                                        115,795         113,037           97,850
   Long-term debt:
     Series F 9 5/8% Senior Subordinated Notes                                 -         215,511          215,643
     Senior credit facility Term A Loan                                        -          20,288           26,057
     Senior credit facility Term B Loan                                        -         150,243          195,000
     Senior Discount Notes                                                     -               -           28,916
     1st Lien Term Loan                                                  474,100               -                -
     2nd Lien Term Loan                                                  221,125               -                -
     Other long-term liabilities                                               -             100              200
                                                                 ---------------------------------------------------
        Total non-current liabilities                                    695,225         386,142          465,816
                                                                 ---------------------------------------------------
        Total liabilities                                                811,020         499,179          563,666

Commitment and contingencies (Notes 7 and 9)

   Partners' deficit
     General partner                                                      (9,073)         (4,161)          (4,221)
     Limited partners                                                   (482,447)       (153,930)        (157,093)
     Notes receivable from partners                                          (23)           (512)            (595)
                                                                 ---------------------------------------------------
        Total partners' deficit                                         (491,543)       (158,603)        (161,909)
                                                                 ---------------------------------------------------
        Total liabilities and partners' deficit                    $     319,477   $     340,576    $     401,757
                                                                 ===================================================

See accompanying notes.

                            TransWestern Holdings LP

                        Consolidated Statements of Income
                                 (in thousands)

                                                                           YEARS ENDED DECEMBER 31,
                                                                   2004              2003              2002
                                                             ------------------------------------------------------
Net revenues                                                  $       358,039  $       307,043   $       323,806
Cost of revenues                                                       61,067           53,750            58,067
                                                             ------------------------------------------------------
Gross profit                                                          296,972          253,293           265,739
Operating expenses:
   Sales and marketing                                                169,944          150,480           145,979
   General and administrative                                          28,583           23,739            25,153
   Depreciation and amortization                                       25,892           39,455            41,315
   Loss on extinguishment of debt                                      15,499            2,048             2,063
                                                             ------------------------------------------------------
     Total operating expenses                                         239,918          215,722           214,510
                                                             ------------------------------------------------------
Income from operations                                                 57,054           37,571            51,229

Other income, net                                                         805              860             1,234
Interest expense                                                      (31,235)         (32,476)          (40,230)
                                                             ------------------------------------------------------
                                                                      (30,430)         (31,616)          (38,996)
                                                             ------------------------------------------------------
Income before taxes                                                    26,624            5,955            12,233
Income tax benefit (provision)                                         (2,375)          (1,682)            2,950
                                                             ------------------------------------------------------
Net income                                                    $        24,249  $         4,273   $        15,183
                                                             ======================================================


See accompanying notes.

                            TransWestern Holdings LP

             Consolidated Statements of Changes in Partners' Deficit

                   For the three years ended December 31, 2004
                                 (in thousands)


                                                                                            NOTES RECEIVABLE
                                                    GENERAL PARTNER     LIMITED PARTNERS      FROM PARTNERS            TOTAL
                                                  --------------------------------------------------------------------------------
Balance at December 31, 2001                        $         (4,434)    $       (170,470)   $           (698)    $    (175,602)
   Net income                                                    213               14,970                   -            15,183
   Distributions to Partners                                       -               (1,593)                  -            (1,593)
   Payments on Notes Receivable from Partners                      -                    -                 103               103
                                                  --------------------------------------------------------------------------------
Balance at December 31, 2002                                  (4,221)            (157,093)               (595)         (161,909)
   Net income                                                     60                4,213                   -             4,273
   Distributions to Partners                                       -               (1,050)                  -            (1,050)
   Payments on Notes Receivable from Partners                      -                    -                  83                83
                                                  --------------------------------------------------------------------------------
Balance at December 31, 2003                                  (4,161)            (153,930)               (512)         (158,603)
   Net income                                                    339               23,910                   -            24,249
   Distributions to Partners                                  (5,251)            (352,427)                  -          (357,678)
   Payments on Notes Receivable from Partners                      -                    -                 489               489
                                                  --------------------------------------------------------------------------------
Balance at December 31, 2004                        $         (9,073)    $       (482,447)   $            (23)    $    (491,543)
                                                  ================================================================================



See accompanying notes.

                            TransWestern Holdings LP

                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                                YEARS ENDED DECEMBER 31,
                                                                          2004           2003            2002
                                                                     -----------------------------------------------
OPERATING ACTIVITIES
Net income                                                             $     24,249   $      4,273   $     15,183
Adjustments to reconcile net income to net cash provided by
    operating activities:
    Depreciation and amortization                                            25,892         39,455         41,211
    Amortization of deferred debt issuance costs                              1,243          2,193          2,348
    Amortization of Senior Discount Notes                                         -              -          5,531
    Loss on extinguishment of debt                                           15,499          2,048          2,063
    Provision for doubtful accounts                                          34,555         34,070         36,688
    Loss on disposal of fixed assets                                             90              -            606
    Change in net deferred tax asset                                            820           (127)        (6,470)
Changes in operating assets and liabilities, net of effects of purchased directories:
    Trade receivables                                                       (13,793)        19,677         (2,009)
    Write-off of doubtful accounts                                          (28,139)       (41,865)       (42,109)
    Recoveries of doubtful accounts                                           5,470          5,144          2,393
    Deferred directory costs                                                    353         (9,878)        (3,953)
    Other current assets                                                       (456)           284           (310)
    Accounts payable                                                          1,238          2,091           (158)
    Accrued liabilities                                                       3,210         (1,759)        (4,513)
    Accrued interest                                                         (1,035)          (995)            61
    Customer deposits                                                         2,216         12,901         10,539
    Deferred revenue                                                          2,088          2,026           (238)
    Equity trust distribution payable                                             1              -         (2,902)
                                                                     -----------------------------------------------
Net cash provided by operating activities                                    73,501         69,538         53,961

INVESTING ACTIVITIES
    Purchase of property, equipment and leasehold improvements               (1,504)        (1,519)        (1,427)
    Cash paid for the acquisition of directories                                  -         (2,111)       (24,046)
                                                                     -----------------------------------------------
Net cash used in investing activities                                        (1,504)        (3,630)       (25,473)

FINANCING ACTIVITIES
    Net borrowings under long-term debt agreements:
     Senior Term Loan                                                       750,000              -              -
     Revolving Credit Facility                                               18,000         54,450              -
    Repayments of long-term debt:
     Senior Term Loan                                                      (230,225)       (49,700)        (5,200)
     Revolving Credit Facility                                              (18,000)       (54,450)             -
     Senior Subordinated Notes                                             (215,000)             -              -
     Repayment of debt acquired                                                   -              -           (413)
     Redemption of Senior Discount Notes                                          -        (28,916)       (29,000)
    Cash paid for deferred financing costs                                  (12,499)             -           (168)
    Cash premium paid associated with early extinguishment of debt           (7,221)        (1,717)        (1,722)
    Payment of Notes Receivables from partners                                  489             83            103
    Partnership distributions                                              (357,678)        (1,051)        (1,593)
                                                                     -----------------------------------------------
Net cash used in financing activities                                       (72,134)       (81,301)       (37,993)
                                                                     -----------------------------------------------
Net decrease in cash and cash equivalents                                      (137)       (15,393)        (9,505)
Cash and cash equivalents at beginning of year                                2,015         17,408         26,913
                                                                     -----------------------------------------------
Cash and cash equivalents at end of year                               $      1,878   $      2,015   $     17,408
                                                                     ===============================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                                                 $     30,515   $     31,147   $     32,248
                                                                     ===============================================
Cash paid for taxes                                                    $      1,990   $      1,558   $      1,188
                                                                     ===============================================

See accompanying notes.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements

                                December 31, 2004



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

TransWestern Publishing Company, L.P. (the "Partnership", "Holdings" or the "Company") was formed in 1993 to acquire the business of TransWestern Publishing from US West Marketing Resources Group, Inc. TransWestern Publishing was a division of US West prior to May 1993. TransWestern publishes and distributes local yellow page directories in twenty-five states and operates in one reportable segment.

TransWestern Communications Company, Inc. ("TCC"), the general partner of Holdings, holds approximately 1.4% of Holdings' outstanding partnership units.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries, TransWestern and TWP Capital Corp. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. The Company evaluates the financial strength of the institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

REVENUE RECOGNITION, DEFERRED DIRECTORY COSTS AND CUSTOMER DEPOSITS

Revenues from the sale of advertising placed in each directory are recognized when the Company's obligations are complete which occurs upon the completion of the distribution of directories in their individual market areas. Advance payments received for directory advertising are shown as customer deposits in the accompanying balance sheets until the directory's revenue is recognized. Expenditures directly related to sales, production, printing and distribution of directories are capitalized as deferred directory costs and matched against related revenues upon directory distribution. Costs associated with salesperson compensation are included in sales and marketing expenses. Costs associated with production, printing, and distribution are included in cost of revenues. The

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION, DEFERRED DIRECTORY COSTS AND CUSTOMER DEPOSITS (CONTINUED)

Company published and recognized revenues for 318, 296, and 293 directories during the years ended December 31, 2004, 2003 and 2002, respectively.

Net revenues from the sale of internet directory services are included in net revenues and are recorded over the estimated service period of 12 months. The revenues are calculated based on the fair value of the internet directory service as a percentage of the total directory advertising contract. Internet directory service revenues were less than 5% for all periods presented.

CONCENTRATION OF CREDIT RISK

Management believes it is not subject to a concentration of credit risk as revenues are not significantly concentrated in any single directory, industry, geographic region, or customer. However credit losses have represented a cost of doing business due to the nature of the customer base (predominantly small businesses) and the use of extended credit terms of up to 12 months. Although the Company collects an advance payment from most advertisers, credit is extended based upon the size of the advertising program and customer collection history.

A provision for doubtful accounts based on historical experience is recorded at the time revenue is recognized for individual directories and is included in sales and marketing expenses. In addition, management reviews the adequacy of the provision for doubtful accounts on a periodic basis as additional collection history becomes available. The estimated provision for doubtful accounts as a percentage of net revenues equaled 9.7%, 11.1% and 12.0% in the years ended December 31, 2004, 2003 and 2002, respectively. Actual write-offs are taken against the allowance when management determines that an account is uncollectible. In general, management makes this determination when an account has declared bankruptcy, has gone out of business, is significantly past due, or fails to renew for the following year's directory. Recoveries of previously written-off amounts are recorded as other income at the point in time they are recovered.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value disclosures:

     Cash Equivalents and Receivables

     The carrying amounts approximate fair values because of short maturities of these instruments and the reserves for doubtful accounts which in the opinion of management is adequate to state receivables at their fair value.

     Long-Term Debt

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, management of the Company believes the fair value of long-term debt approximated its carrying value at December 31, 2004 based upon an assumed weighted average interest rate of 5.3%.

     The Company had a financial letter of credit outstanding totaling $1.4 million as of December 31, 2004, that guarantees the Company's payment of certain self-insured liabilities. The Company has never had a drawing on a letter of credit instrument, nor is any anticipated; therefore, the fair value of these instruments is estimated to be zero.

     Accounts Payable and Accrued Liabilities

     The carrying amounts approximate fair values because of short maturities of these instruments.

LONG-LIVED AND INTANGIBLE ASSETS

Property, equipment and leasehold improvements are carried at cost, less depreciation and amortization. Depreciation is computed using the straight-line method over the assets' estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease period.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LONG-LIVED AND INTANGIBLE ASSETS (CONTINUED)

Acquired intangibles are carried at cost which represents the excess of the purchase price over the fair value of net tangible assets acquired in connection with acquisitions of regional providers of yellow page directories. Acquired intangibles consist primarily of goodwill and customer lists with initial carrying values, which, in the opinion of management, are equal to fair market value on the date of acquisition. Acquired non-goodwill intangibles are being amortized over three to five years.

The Company reviews the carrying value of property, equipment and leasehold improvements for evidence of impairment through comparison of the undiscounted cash flows generated from those assets to the related carrying amounts of the assets. The carrying value of acquired non-goodwill intangibles is evaluated for impairment through comparison of the undiscounted cash flows derived from the publication of directories.

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, goodwill is subject to annual impairment tests. No impairment was recorded for the years ended December 31, 2004, 2003 and 2002.

A summary of changes in the Company's goodwill for the year ended December 31, 2004 is as follows (in thousands):

                                                          Goodwill, net
                                                       ---------------------
    Balance at December 31, 2001                        $          143,880
    Acquisitions and adjustments                                     5,294
                                                       ---------------------
    Balance at December 31, 2002                       $           149,174
    Acquisition and Adjustments (1)                                  2,342
                                                       ---------------------
    Balance at December 31, 2003                                   151,516
    Adjustments (2)                                                (17,984)
                                                       ---------------------
    Balance at December 31, 2004                       $           133,532
                                                       =====================

(1) Adjustments primarily relate to the Company's completion of the preliminary purchase price allocations for acquisitions.
(2) Adjustments primarily relate to the Company's reversal of the valuation allowance against the deferred tax assets related to the WorldPages acquisition.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LONG-LIVED AND INTANGIBLE ASSETS (CONTINUED)

During the year ended December 31, 2002 the Company completed its purchase price allocation associated with the acquisition of WorldPages. Included in the final allocation of the purchase price during June 2002 was an accrual for $3.0 million associated with a pending lawsuit. During January 2003 the Company settled the pending lawsuit for approximately $1.5 million. The remaining $1.5 million was reversed to general and administrative expenses during the fourth quarter of 2002 based on the subsequent event.

DEBT ISSUANCE COSTS

Debt issuance costs are being amortized over the term of the related debt using the weighted-average declining balance method (which approximates the interest method) or the straight line method based on the repayment terms of the related debt. Amortization of debt issuance costs is included in interest expense in the accompanying statements of operations.

INCOME TAXES

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

ADVERTISING EXPENSE

Advertising expenditures are charged to expense as incurred. The Company expensed $0.6 million, $0.7 million and $0.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Company's provision for doubtful accounts and the carrying value of acquired intangibles. Actual results could differ from those estimates.

2. DIRECTORY ACQUISITIONS

For the year ended December 31, 2003 the Company acquired the following directories:

TelFax, Inc. On February 6, 2003, the Company purchased certain tangible and intangible assets of Telfax, Inc. for a total of $2.0 million. The Company acquired two directories in Oregon and one directory in Washington.

The purchase price for the acquisition above has been allocated to the tangible and intangible assets acquired with excess allocated to goodwill based on their respective fair values at the date of acquisition, as identified follows (in thousands):

     Goodwill                                                  $        785
     Customer list                                                      870
     Non-compete                                                        200
     Other current and non-current net assets                           150
                                                             -----------------
     Total consideration                                       $      2,005
                                                             =================

Total consideration paid in the purchase acquisitions is as follows (in thousands):

     Cash paid for acquisition                                 $      1,950
     Merger fees incurred                                                55
                                                             -----------------
     Total consideration                                       $      2,005
                                                             =================

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


2. DIRECTORY ACQUISITIONS (CONTINUED)

For the year ended December 31, 2002 the Company acquired the following directories:

Brazos Valley Telephone Directory Company. On February 26, 2002, the Company purchased certain tangible and intangible assets of Brazos Valley Telephone Directory Company for a total of $0.5 million. The Company acquired one directory in the Mansfield/Kennedale area of Texas.

Phone Directories Company, Inc. On March 22, 2002, the Company purchased certain tangible and intangible assets of Phone Directories Company, Inc. for a total of $0.8 million. The Company acquired four directories in the Tucson, Arizona area.

Arnold Advertising, Inc. On April 11, 2002, the Company purchased the outstanding common stock of Arnold Advertising, Inc. for a total of $8.1 million. The Company acquired three directories in the north Los Angeles, California area.

Western Directory, Inc. On May 1, 2002, the Company purchased certain tangible and intangible assets of Western Directory, Inc. for a total of $3.1 million. The Company acquired three directories in northern Oregon. Subsequently, the Company combined two of the directories into one.

Pennco Publishing, Inc. On June 5, 2002, the Company purchased certain tangible and intangible assets of Pennco Publishing, Inc. for a total of $2.5 million. The Company acquired two directories in northwest Oregon.

West Vista Advertising, Inc. On August 15, 2002, the Company purchased certain tangible and intangible assets of West Vista Advertising, Inc. for a total of $9.2 million. The Company acquired seven directories located in Oregon, Arizona, Utah, and Nevada.

The purchase prices for the acquisitions above have been allocated to the tangible and intangible assets acquired based on their respective fair values at the date of acquisition, as follows (in thousands):

     Goodwill                                                 $      6,642
     Customer list                                                  12,492
     Non-compete                                                     3,075
     Other current and non-current net assets                        2,626
                                                            -----------------
     Total consideration                                      $     24,835
                                                            =================

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


2. DIRECTORY ACQUISITIONS (CONTINUED)

Total consideration paid in the purchase acquisitions is as follows (in thousands):

     Cash paid for acquisition                                 $     24,046
     Merger fees incurred                                               789
                                                             -----------------
     Total consideration                                       $     24,835
                                                             =================

Assuming that the acquisitions referred to above had occurred on January 1, 2002, unaudited pro forma results of operations would have been as follows (in thousands):

                                        YEARS ENDED DECEMBER 31,
                                 2004             2003              2002
                          ------------------------------------------------------
     Net revenue            $      358,039    $      307,567   $      333,075
     Net income                     24,249             4,499           17,233

These results give effect to pro forma adjustment for the amortization of acquired intangibles and for the additional interest expense on the debt incurred to fund the acquisitions.

3. FINANCIAL STATEMENT DETAILS

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (in thousands):

                                                                            DECEMBER 31,
                                                               2004             2003              2002
                                                        ------------------------------------------------------
     Computer and office equipment                        $       12,138    $       14,991   $       14,033
     Furniture and fixtures                                        3,279             3,520            3,323
     Leasehold improvements                                          732               861              802
                                                        ------------------------------------------------------
                                                                  16,149            19,372           18,158
     Less accumulated depreciation and amortization              (11,611)          (14,408)         (12,714)
                                                        ------------------------------------------------------
                                                          $        4,538    $        4,964   $        5,444
                                                        ======================================================

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $1.8 million, $2.0 million and $2.2 million, respectively.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


3. FINANCIAL STATEMENT DETAILS (CONTINUED)

ACQUIRED INTANGIBLES (in thousands):

                                                 USEFUL LIFE                       DECEMBER 31,
                                                   (MONTHS)           2004             2003              2002
                                               ----------------------------------------------------------------------
     Customer base                                    60         $      221,594    $      221,594   $      222,174
     Licensing agreements                             72                  1,224             1,224            1,224
     Non-competes                                   12-16                 5,896             5,896            5,696
                                                               ------------------------------------------------------
                                                                        228,714           228,714          229,094
     Less accumulated amortization                                     (204,657)         (180,603)        (143,146)
                                                               ------------------------------------------------------
     Acquired intangibles, net                                   $       24,057    $       48,111   $       85,948
                                                               ======================================================

Amortization expense for acquired intangibles for the years ended December 31, 2004, 2003, and 2002 was $24.1 million, $37.5 million, and $39.0 million, respectively.

DEBT ISSUANCE COSTS (in thousands):

                                                                                   DECEMBER 31,
                                                                      2004             2003              2002
                                                               ------------------------------------------------------
     Debt issuance costs                                         $       12,499    $       17,200   $       18,449
     Less accumulated amortization of debt issuance costs                (1,370)           (8,539)          (7,132)
                                                               ------------------------------------------------------
     Debt issuance costs, net                                    $       11,129    $        8,661   $       11,317
                                                               ======================================================

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS

Principal balances under the Company's long-term financing arrangements consist of the following (in thousands):

                                                                                  DECEMBER 31,
                                                                     2004             2003              2002
                                                              ------------------------------------------------------
     Series F 9 5/8% Senior Subordinated Notes, including       $            -    $      215,511   $      215,643
        unamortized net premium of $510 and $643 at
        December 31, 2003 and 2002, respectively
     Senior Credit Facility:
        Term A Loan                                                          -            25,900           30,400
        Term B Loan                                                          -           151,800          197,000
        Senior Discount Notes                                                -                 -           28,916
        1st Lien Term Loan                                             474,100                 -                -
        2nd Lien Term Loan                                             223,375                 -                -
                                                              ------------------------------------------------------
                                                                       697,475           393,211          471,959
     Current portion of long-term debt                                   2,250             7,169            6,343
                                                              ------------------------------------------------------
     Long-term debt, net of current portion                     $      695,225    $      386,042   $      465,616
                                                              ======================================================

FIRST AND SECOND LIEN DEBT AGREEMENTS

On February 25, 2004 the Company entered into a new $665.0 million Credit and Guaranty Agreement with Goldman Sachs Credit Partners, L.P. and Wachovia Capital Markets, LLC, among others, (the "Credit Agreement"). The Credit Agreement was comprised of a $465.0 million First Lien Term Loan and Revolving Credit Facility ("1st Lien", "Term B", "Swing Line", "Revolving Line", "Revolving Loan") and a $200.0 million Second Priority Senior Secured Credit Facility ("2nd Lien"). The purpose of the new facilities was to payoff the remaining principal and accrued interest on the Company's existing credit facility, retire the then outstanding $215.0 million in 11.625 % Senior Subordinated Notes and fund a partial return of capital to the Partners (the "Refinancing"). Sources of funds at closing were $400.0 million drawn on the Term B facility and $200.0 million on the 2nd Lien. No funds were advanced on the Revolving Credit Facility. Proceeds were used to pay $173.2 million in accrued interest and principal on the outstanding term debt, $197.4 million in principal, accrued interest and call & premium fees on the Senior Subordinated Notes redeemed at closing ($185.7 million principal amount tendered), $205.0 million gross partial return of capital to the Partners and $9.3 million in transaction fees and expenses.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

FIRST AND SECOND LIEN DEBT AGREEMENTS (CONTINUED)

Subsequent to closing, on March 31, 2004, the Company redeemed the remaining $29.3 million in Senior Subordinated Debt along with paying $2.0 million in accrued interest and call premium and $0.5 million in additional transaction related expenses.

On August 24, 2004 the Company, Goldman Sachs Credit Partners, L.P. and Wachovia Capital Markets, LLC, among others, amended the Credit Agreement (the "First Amendment") to include $150.0 million in incremental credit availability, consisting of $125.0 million in a New 1st Lien Term Loan and $25.0 million in a New 2nd Lien Term Loan. The purpose of the new facilities was to fund an additional partial return of capital to the Partners. Sources of funds at closing were $125.0 million drawn on the New 1st Lien Term Loan facility and $25.0 million on the New 2nd Lien Term Loan facility. Proceeds were used to pay approximately $2.0 million in transaction fees and expenses and $147.0 million gross partial return of capital to the Partners.

In connection with the refinancing, the Company incurred a loss of $15.9 million which was comprised of an early payment premium on the existing debt and to write-off existing debt issuance costs associated with the debt paid off by the Company in February 2004.

Reductions of Commitments; Prepayments. The Term B 1st Lien and 2nd Lien is required to be prepaid and commitments under the Revolving Credit Facility are required to be permanently reduced in the event of the following: (1) net asset sale proceeds and net insurance condemnation proceeds exceeding $2.5 million except as for certain approved proposed reinvestment proceeds, (2) up to 50% of net cash proceeds from issuance of equity securities, subject to a 25% maximum in proscribed cases depending upon leverage ratios and where proceeds are to be used in permitted acquisitions not to exceed $25 million, (3) 100% of net cash proceeds from issuance of equity securities not covered under item (2), (4) 50% of consolidated excess cash flow for each fiscal year as defined to pay down the facilities, subject to a certain 25% maximum payment depending upon leverage ratios, and (5) prepayments from time to time to the Swing and Revolving Line necessary to keep the total utilization of the revolving line commitments within the total Revolving Loan Commitment then in effect. The Company may make voluntary prepayments in minimum principal amounts of $0.5 million or a whole multiple of $0.1 million in excess thereof in the case of term loans. In the case of Revolving Loans, the Company may make voluntary prepayments in minimum principal amounts of $0.1 million or a whole multiple of $0.05 million in excess thereof. And in the case of Swing Loans, the Company may make voluntary prepayments in minimum principal amounts of $0.1 million or a whole multiple of $0.1 million in excess thereof. All prepayments are to be applied as specified

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

FIRST AND SECOND LIEN DEBT AGREEMENTS (CONTINUED)

by the Company. If no application is specified, the default is to (a) the Swing Line, (b) the Revolving Credit Line, (c) the next twelve months of scheduled Term Loan installments and (d) Pro Rata to the remaining scheduled Term Loans.

Covenants. The First and Second Lien Debt agreements contain covenants restricting the ability of the Company and its subsidiaries to, among other things, (i) declare dividends or redeem or repurchase capital stock, (ii) prepay, redeem or repurchase debt, (iii) incur liens and engage in sale lease-back transactions, (iv) make loans and investments, (v) incur additional indebtedness, (vi) amend or otherwise alter debt and other material agreements,
(vii) make capital expenditures, (viii) engage in mergers, acquisitions and asset sales, (ix) transact with affiliates, (x) alter its line of business, (xi) enter into guarantees of indebtedness, and (xii) make optional payments on or modify the terms of the 2nd Lien subordinated debt. The Company must also make certain customary indemnifications of the Lenders and their agents and is required to comply with financial covenants with respect to: (a) a minimum interest coverage ratio and (b) a maximum leverage ratio (all as defined in the First and Second Lien Debt Agreements). The debt agreements also contain certain customary affirmative covenants. As of December 31, 2004, the Company was in compliance with all covenants specified in the First and Second Lien Debt Agreements.

Events of Default. Events of default under the First and Second Lien Debt Agreements include (i) the Company's failure to pay principal or interest when due, (ii) the Company's material breach of any covenant, representation or warranty contained in the loan documents, (iii) customary cross-default provisions, (iv) events of bankruptcy, insolvency or dissolution of the Company,
(v) the levy of certain judgments against the Company, (vi) certain adverse events under ERISA plans of the Company, (vii) the actual or asserted invalidity of security documents or guarantees of the Company or its subsidiaries, and
(viii) a change of control of the Company.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

FIRST AND SECOND LIEN DEBT AGREEMENTS (CONTINUED)

Annual minimum principal payments for the Company's total debt at December 31, 2004 are (in thousands):

           2005                            $        2,250,000
           2006                                     2,250,000
           2007                                     2,250,000
           2008                                     2,250,000
           2009                                     2,250,000
           Thereafter                             686,225,000
                                         ----------------------
                                           $      697,475,000
                                         ======================

The First and Second Lien Term Loans mature on February 25, 2011 and 2012, respectively.

Interest. At the Company's option, the interest rates per annum applicable to the Revolving Credit Facility and the 1st and 2nd Liens will be a fluctuating rate of interest measured by reference to (i) London Interbank offered rates ("LIBOR") plus the applicable borrowing margin, or (ii) a rate per annum equal to the higher of the published prime rate of the agent bank or the federal funds rate (as defined in the Senior Credit Facility) as quoted by the agent bank plus 1/2 of 1% (the "ABR") plus the applicable borrowing margin. The applicable borrowing margin for the revolving credit facility depends upon the leverage ratio and ranges from 1.25% to 2.25% for LIBOR based borrowings and 0.0% to 1.00% for ABR based borrowings. The applicable margin for Swing Line Loans is 1.00%. The applicable borrowing margin for the First Lien Term B Loan depends upon the Leverage Ratio and is 2.0% to 2.5% for LIBOR based borrowings and 0.75% to 1.0% for ABR based borrowings. The applicable borrowing margin for the Second Lien Term Loan is 4.50% for LIBOR based borrowings and 3.25% for ABR based borrowings.

At December 31, 2004 the Company had a total of $474.1 million outstanding under the First Lien Term B Loan, consisting of $115.0 million outstanding under a 12 month LIBOR (4.5625% at December 31, 2004), $200.0 million outstanding under a 12 month LIBOR (3.9375% at December 31, 2004), $120.0 million outstanding under a six month LIBOR (4.4375% at December 31, 2004), $38.0 million outstanding under a one month LIBOR (4.6875% at December 31, 2004) and $1.1 million outstanding under the average base rate of 6.25%. Also at December 31, 2004 the Company had a total of $223.375 million outstanding under the Second Lien Term Loan, consisting of $25.0 million outstanding under a 12 month LIBOR (6.8% at

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

FIRST AND SECOND LIEN DEBT AGREEMENTS (CONTINUED)

December 31, 2004), $197.0 million outstanding under a six month LIBOR (6.67% at December 31, 2004) and $1.375 million outstanding under the average base rate of 6.7075%.

At December 31, 2004 the Company had $63.6 million available for future borrowings under the First Lien Term Loan and revolving credit facility and $0 available for future borrowing under the 2nd Lien.

Security; Guaranty. The Revolving Credit Facility and the 1st and 2nd Liens are secured by a first priority lien on substantially all of the properties and assets of the Company and its future subsidiaries, including a pledge of all of the shares of the Company's future subsidiaries, if any. Future subsidiaries of the Company (if any) will be required to guarantee the Revolving Credit Facility and the 1st and 2nd Liens.

SERIES F 9 5/8% SENIOR SUBORDINATED NOTES DUE 2007

On May 23, 2001 the Company placed $75.0 million of Series E 9 5/8% Senior Subordinated Notes due 2007 in contemplation of acquiring WorldPages. The Company simultaneously entered into a registration rights agreement with the initial purchasers in this private offering to exchange the Series D and E Senior Subordinated Notes for Series F Senior Subordinated Notes. The exchange offer was completed in December 2001. The $215.6 million outstanding aggregate amount of Series F 9 5/8% Senior Subordinated Notes (the "Notes") at December 31, 2003 consisted of $215.0 million of Series F 9 5/8% Senior Subordinated Notes issued in December 2001 and approximately $0.6 million of unamortized premium and discount. All outstanding principal, accrued interest and call & premium fees were paid in full in connection with the Refinancing during 2004.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

SENIOR CREDIT FACILITY

On June 28, 2001 the Company entered into a Senior Credit Facility with CIBC, First Union, and Fleet National Bank and other lenders pursuant to which the Company borrowed $35.0 million under a Tranche A Term Loan, and $200.0 million under a Tranche Term B Loan. The Company has the additional right to borrow up to $65.0 million under a revolving credit facility. At the mutual discretion of the Company and the Administrative Agent, the Company could have made up to two requests at any time through June 28, 2003, to increase the then effective aggregate principal amount of either or both of the Term Loans or the revolving credit facility up to an aggregate amount of $35.0 million. All outstanding principal and accrued interest were paid in full in connection with the Refinancing during 2004.

SENIOR DISCOUNT NOTES

On November 12, 1997 Holdings and Capital, the Company's parent, issued $32.5 million of initial aggregate principal ($57.9 million principal at maturity) of their 11 7/8% Senior Discount Notes due 2007 (the "Discount Notes"). The Discount Notes are joint and several obligations of Holding and Capital are guaranteed by TransWestern (Holdings Wholly-Owned Subsidiary). The net proceeds from the sale of the Discount Notes were used to redeem approximately one-half of the existing Preferred Units of Holdings held by its limited partners on the date of issuance.

Maturity, Interest and Principal. The Discount Notes will mature on November 15, 2008. Interest on the Discount Notes will accrue at the rate of 11 7/8% per annum and will be payable semi-annually on each May 15 and November 15, commencing May 15, 2003, to the holders of record of Discount Notes at the close of business on May 1 and November 1 immediately preceding such interest payment date. Interest on the Discount Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from November 15, 2002. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Commencing November 15, 2002, interest is payable at the option of Holdings, in while but not in part, at the rate of 13 3/8% per annum by the issuance of additional Discount Notes (valued at 100% of the face amount thereof) in lieu of cash interest; provided, however, that in connection with any redemption or repurchase of the Discount Notes as permitted or required by the Discount Note Agreement and upon the acceleration of the Discount Notes, all accrued interest shall be payable solely in cash. As used herein, the term "Discount Notes" shall include Discount Notes issued in lieu of cash interest on the Discount Notes in accordance with the Indenture, unless the context indicates otherwise.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

SENIOR DISCOUNT NOTES (CONTINUED)

In connection with the issuance of the Discount Notes, Holdings granted the initial purchasers certain exchange and registration rights. Based upon the terms of such agreement, Holdings filed a Registration Statement on Form S-4, which became effective March 3, 2998, in connection with its offer to exchange new Discount Notes registered under the Securities Act of 1933, as amended, for the Old Discount Notes. The Exchange Offer expired on April 3, 1998.

Security; Guaranty. The Discount Notes are limited to $57.9 million aggregate principal amount at maturity (other than Discount Notes issued in lieu of cash interest on the Discount Notes in accordance with the Indenture). The Discount Notes are general senior unsecured obligations of the Holdings, ranking senior in right of payment to any subordinated indebtedness of the Holdings, ranking senior in right of payment to any subordinated in right of payment to all existing and future obligations of the Company's subsidiaries, including TransWestern. The Discount Notes were issued at a substantial discount to their aggregate principal amount at maturity with the gross proceeds from the issuance totaling approximately $32.5 million. Based on the issue price thereof, the yield to maturity of the Discount Notes is 11 7/8% per annum (computed on a semi-annual bond equivalent basis and assuming no Discount Notes are issued in lieu of cash interest thereon).

Optional Redemption. The Discount Notes are to be redeemable at the option of Holdings, in whole or in part, at any time on or after November 14, 2002 at the following redemption prices (expressed as a percentage of principal amount at maturity), together, in each case, with accrued interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on November 15 of each year listed below:

          2002                                    105.938%
          2003                                    103.958%
          2004                                    101.979%
          2005 and thereafter                     100.000%

Notwithstanding the foregoing, Holdings, at its option, may redeem all, but not less than all, of the aggregate principal amount of the Discount Notes outstanding at any time prior to November 15, 2002 at a redemption price equal to 11.1875% of the accreted value thereof, out of the net proceeds of one or more Public Equity Offerings (as defined); provided, however, that any such redemption occurs within 90 days following the closing of any such Public Equity Offering (as defined).

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

SENIOR DISCOUNT NOTES (CONTINUED)

Holdings will be obligated in certain instances to make an offer to repurchase the Discount Notes at a purchase price equal to (i) 100% of the accreted value thereof, if the repurchase date is on or prior to November 13, 2002, or (ii) 100% of the principal amount at maturity thereof, together with accrued and unpaid interest thereon to the purchase date, with the net cash proceeds of certain asset sales.

In the event of redemption of fewer than all of the Discount Notes, the Wilmington Trust Company (the "Trustee") shall select, if the Discount Notes are listed on a national securities exchange, in accordance with the rules of such exchange or, if the Discount Notes are not so listed, either on a pro rata basis of by lot or in such a manner as it shall deem fair and equitable the Discount Notes to be redeemed; provided, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Discount Notes or portion thereof for redemption will be made by the Trustee on a pro rata basis, unless such method is prohibited. The Discount Notes will be redeemable in whole or in part upon not less than 30 or more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Discount Notes. On and after any redemption date, accreted value will cease to accrete or interest will cease to accrue, as the case maybe, on the Discount Notes or portions thereof called for redemption unless Holdings shall fail to redeem any such Note.

Change of Control. Upon the occurrence of a Change of Control (as defined), each holder of the Discount Notes will be entitled to require Holdings to purchase such holder's Discount Notes at a purchase price equal to (i) 101% of the accreted value thereof, if the repurchase dates is on or prior to November 15, 2002 or (ii) 101% of the principal amount at maturity thereof, together with accrued and unpaid interest thereon, if any, to the repurchase date, if such date is after November 15, 2002.

Covenants. The Discount Note Indenture contains covenants for the benefit of the holders of the Discount Notes that, among other things, restrict the ability of Holdings and any of its Restricted Subsidiaries (including the Company) to (i) incur additional indebtedness, (ii) pay dividends and make distributions, (iii) issue stock of subsidiaries, (iv) make certain investments, (v) repurchase stock, (vi) enter into transactions with affiliates, (vii) enter into sale lease-back transactions and (viii) merge or consolidate the Company. Holdings is also limited in its ability to create liens and transfer or sell assets. These covenants are subject to a number of important exceptions, including the

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


4. FINANCING ARRANGEMENTS (CONTINUED)

SENIOR DISCOUNT NOTES (CONTINUED)

allowance of Permitted Tax Distributions as a result of Holdings' status as a limited partnership (as specified in the Discount Note Agreement). As of December 31, 2002, the Company was in compliance with all covenants specified in the Discount Note.

All outstanding principal and accrued interest were paid in full January 2003.

5. PARTNERSHIP DEFICIT

Holdings is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act (as amended from time to time, the "Delaware Limited Partnership Act"). Holdings is governed by its Fourth Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), between Holdings and each of its partners. Interests in Holdings are owned 98.6% by Holdings' limited partners and 1.4% by Holdings' general partner, TCC. TCC is a corporation organized under the Delaware General Corporation Law. The Partnership Agreement governs the relative rights and duties of its limited partners and its general partner with respect to Holdings.

TCC controls, directs and exercises full control over all of Holdings activities and the Partnership Agreement vests all management powers over the business and affairs of Holdings exclusively in TCC. Holdings' limited partners have no right of control or management power over the business and affairs of Holdings except in their various capacities as an officer or director of Holdings or TCC, as the case may be. Any change affecting the rights and liabilities of any of Holdings' limited partners requires the consent of such limited partner.

TCC may not withdraw as Holdings' general partner without the consent of the holders of a majority of the Class A Common units, except that TCC shall be deemed to have withdrawn as Holdings' general partner upon the effective date of the transfer of all of its interests in Holdings.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


5. PARTNERSHIP DEFICIT (CONTINUED)

The Partnership Agreement, and therefore Holdings' existence will continue in effect until the earlier to occur of (i) December 31, 2043, (ii) the withdrawal of TCC if Holdings' limited partners to do not elect a successor general partner, and (iii) the occurrence of an act that results in TCC ceasing to be general partner under the Delaware Limited Partnership Act.

During the years ended December 31, 2004, 2003, and 2002 Holdings distributed $357.7, million, $1.1 million, and $1.6 million to its limited partners. Included in the 2004 distribution was the repurchase of the outstanding 1,525,596 Preferred units for $119.3 million.

As of December 31, 2004, the Partnership's general partner equity consists of 9,800 authorized, and 9,799 issued and outstanding units with such units representing a 1.3% interest in the limited partnership. The Partnership's limited partner equity consists of 1,525,596 authorized, issued and outstanding Class A Common units and 10,000 authorized, and 10,000 issued and outstanding Class B Common units. The Preferred units were entitled to a preferred yield of 12.0% per annum, compounded quarterly, and an amount equal to the original investment in such Preferred units (net of any prior repayments of Preferred units) plus any accrued and unpaid preferred yield (collectively the "Preference Amount") on any liquidation or other distribution by the Partnership. The Preferred units were repurchased and retired on February 25, 2004. After payment of the Preference Amount, Partners holding Class A Common units are entitled to share in any remaining proceeds of any liquidation or other distribution by the Partnership pro rata according to the number of Class A Common units held by such partners. Holders of Class B Common units will also be entitled to share in a percentage of any such distributions, but only if the holders of the Preferred units and the Class A Common units have achieved specified levels of return on their investment as set forth in the Partnership Agreement.

Each Management Investor has entered into an Executive Agreement with Holdings and TCC (each, an "Executive Agreement"), pursuant to which such Management Investor purchased Class B Common units which are subject to a four-year vesting period, which vesting accelerates upon a sale of Holdings. The Class B Common units were to members of management as incentive units at fair market value. Under each Management Investor's Executive Agreement, in the event that such Management Investor's employment with the Company is terminated for any reason, Holdings has the option to repurchase all of such Management Investor's vested Class B Common units and all other of such Management Investor's interests in Holdings and TCC at a price per unit and under other terms specified in such Management Investor's Executive Agreement. In addition, in the event of a termination of a Management Investor's employment by Holdings without "cause" or by such Management Investor for "good reason" or such Management Investor's death or disability, such Management Investor may require Holdings or TCC to

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


5. PARTNERSHIP DEFICIT (CONTINUED)

repurchase his or her vested Class B Common units and all other interests of such Management Investor in Holdings and TCC at a price per unit and under other terms specified in such Management Investor's Executive Agreement. During the years ended December 31, 2004, 2003, and 2002 the Company sold 264.48, 0 and 0 B units at a purchase price of $1.00 per unit.

Holdings, TCC, and Holdings' limited partners are subject to a registration agreement (the "Registration Agreement"). Under the Registration Agreement, the holders of a majority of registrable securities owned by certain investors have the right at any time, subject to certain conditions, to require Holdings to register any or all of their interests in Holdings under the Securities Act on Form S-1 (a "Long-Form Registration") on three occasions at Holdings' expense and on Form S-2 or Form S-3 (a "Short-Form Registration") on three occasions at Holdings' expense. Holdings is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration. In addition, all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at Holdings' expense whenever Holdings proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration). In connection with such registrations, Holdings has agreed to indemnify all holders of registrable securities against certain liabilities including liabilities under the Securities Act. In addition, Holdings has the one-time right to preempt a demand registration with a piggyback registration.

Both the Senior Credit Facility and the Discount Note Indenture generally limit Holdings' ability to pay cash distributions to its partners other than distributions in amounts approximately equal to the income tax liability of the partners of Holdings resulting from the taxable income of Holdings ("Tax Distributions"). Tax Distributions will be based on the approximate highest combined tax rate that applies to any one of Holdings' partners.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


6. BENEFIT PLANS

401(K) AND PROFIT SHARING PLAN

Substantially all of the Company's employees are covered by a 401(k) and profit sharing retirement plan. Employees can make contributions to the plan up to the maximum amount allowed by federal tax code regulations. The Company may match the employee contributions, up to a limitation of 83% of the first 6% of annual earnings per participant. The Company may also make annual discretionary profit sharing contributions. Contributions to the plan for the years ended December 31, 2004, 2003 and 2002 were approximately, $1.8 million, $1.6 million and $2.5 million, respectively.

EQUITY COMPENSATION PLANS

In connection with the 1997 recapitalization, the Company established the 1997 TransWestern Holdings, L.P. Equity Compensation Plan (the "97 Plan"). The 97 Plan provides select key full time employees with deferred compensation benefits for income tax purposes. Special distributions to the 97 Plan are recorded as expense in the accompanying statements of operations when declared by Holdings' Board of Directors, generally following a significant refinancing transaction. In June 2001, the Board of Directors approved a distribution of $5.2 million net of taxes and benefits.

Employees receiving units in the 97 Plan were eligible to receive a ratable per unit share of cash distributions from the 97 Plan, when declared by the Plan Administrators. The Plan Administrators distributed to employee unit holders all assets contributed to the 97 Plan during the years ended December 31, 2002 and 2001. As of December 31, 2002 and 2001, undistributed equity trust proceeds totaled zero and $2.9 million, respectively.

In connection with the 2001 recapitalization, the Company established the 2001 TransWestern Holdings, L.P. Equity Compensation Plan (the "2001 Plan"). The 2001 Plan provides select key full-time employees with deferred compensation benefits for income tax purposes. Special distributions to the 2001 Plan are recorded as expense in the accompanying statements of operations when and if declared by Holdings' Board of Directors, generally following a significant refinancing transaction. The Board of Directors has not declared a distribution of the 2001 Plan to date.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


7. LEASE COMMITMENTS

The Company leases office facilities in cities throughout the United States under operating leases with remaining terms ranging from one to seven years. Total rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $6.3 million, $5.8 million and $5.2 million, respectively. The Company has minimum rentals to be received under non-cancelable subleases of $0.4 million as of December 31, 2004. Annual minimum lease payments due as of December 31, 2004 under these leases are (in thousands):

           2005                            $        5,915
           2006                                     5,249
           2007                                     4,650
           2008                                     3,775
           2009                                     2,731
           Thereafter                               1,224
                                         ------------------
                                           $       23,544
                                         ==================

The Company contracts with third parties to print its yellow pages. In January 2005, the Company entered into commitments for minimum payments of $10.8 million for each of the three years ended December 31, 2007. There are no minimum commitments for periods ending after December 31, 2007.

8. RELATED PARTY TRANSACTIONS

In connection with the Recapitalization in June 2001, the Partnership entered into a Management Agreement with Thomas H. Lee Advisors, LP ("THL Co."), an affiliate of Thomas H. Lee Equity Fund V, L.P., pursuant to which THL Co. agreed to provide (i) general executive and management services, (ii) identification, negotiation and analysis of financial and strategic alternatives, and (iii) other services agreed upon by the Partnership and THL Co. On the Recapitalization closing date, THL Co. and the other equity investors in the Partnership each received their pro rata portion of a $10.0 million transaction fee. In addition, THL Co. and all other equity investors will receive a pro rata portion of the $1.0 million annual management fee (the "Management Fee"), plus THL Co. will be reimbursed for all reasonable out-of-pocket expenses (payable monthly in arrears). The Management Agreement has an initial term of one year, subject to automatic one-year extensions, unless the Partnership or THL Co. provides written notice of termination no later than 30 days prior to the end of the initial or any successive period. For the years ended December 31, 2004, 2003 and 2002, the Company recorded general and administrative expenses of $1.0 million, $1.0 million and $1.0 million, respectively, in connection with the management fee.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


9. LITIGATION

The Company and/or its subsidiaries are parties to various litigation matters incidental to the conduct of their business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial condition or the results of its operations.

10. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                              2004             2003              2002
                                        ----------------------------------------------------
    Current:
       Federal                              $     286         $     100        $    (398)
       State                                    1,269             1,579            1,325
                                        ----------------------------------------------------
    Current tax expense                         1,555             1,679              927
    Deferred:
       Federal                                    939               175            1,922
       State                                     (119)             (172)             340
       Valuation allowance                          -                 -           (6,139)
                                        ----------------------------------------------------
    Deferred tax expense                          820                 3           (3,877)
                                        ----------------------------------------------------
    Tax provision (benefit)                 $   2,375         $   1,682        $  (2,950)
                                        ====================================================


As required by Statement of Financial Accounting Standards No. 109 ("FAS 109"), the Company recognizes tax assets on the balance sheet if it is "more likely than not" that they will be realized on future tax returns. During 2004, the Company reassessed the remaining valuation allowance of approximately $18.0 million previously established against the net deferred tax assets. Factors considered included the history of earnings and projected earnings based on current and future operations. Based on the positive evidence, the Company concluded that it is more likely than not that the remaining deferred tax assets would be realized. The reversal of the $18.0 million valuation allowance related to deferred tax assets assumed at the time of the Company's acquisition of Worldpages, Inc. during 2001 and was recorded as a reduction to goodwill.

                            TransWestern Holdings LP

                   Notes to Consolidated Financial Statements


10. INCOME TAXES (CONTINUED)

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's federal net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50% within a three-year period. As of December 31, 2004 we do not believe any changes in ownership would create a material impact on the financial statements and related footnote disclosures (in thousands).

                                                                  DECEMBER 31,
                                                     2004             2003              2002
                                              ------------------------------------------------------
     Deferred tax assets
        Accounts receivable                     $        1,978    $          769   $        1,041
        Accrued liabilities                                 85                87              687
        Property, plant and equipment                      (63)             (113)             130
        State taxes                                         95               254              125
        Other                                              376                 -                -
        Intangible assets                                6,536             4,975            2,774
        Deferred revenue                                 8,308             7,980            6,304
        Operating loss carry forwards                   16,438            21,866           23,365
                                              ------------------------------------------------------
     Total deferred tax assets                          33,753            35,818           34,426

     Deferred tax liabilities:
        Deferred costs                                  (7,976)           (9,221)          (7,827)
     Valuation allowance                                     -           (17,974)         (17,974)
                                              ------------------------------------------------------

     Net deferred tax assets                    $       25,777    $        8,623   $        8,625
                                              ======================================================

Net operating loss carry forwards consist of federal net operating losses of approximately $48,152,000 and state net operating losses of approximately $1,102,000. The federal net operating losses begin to expire in 2017 through 2021. The state net operating losses begin to expire in 2012 though 2016.